Exhibit (a)(5)(C)

FOR:	EMPIRE RESOURCES, INC.
COMPANY	David Kronfeld
CONTACT:	(917) 408-1940; dkronfeld@empireresources.com

FOR IMMEDIATE RELEASE

EMPIRE RESOURCES ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

FORT LEE, N.J. – July 2, 2012 – Empire Resources, Inc. (OTCQX: ERSO) (the “Company”) announced today the preliminary results of its previously announced tender offer to purchase for cash up to 1,000,000 shares of its common stock, $0.01 par value, at a price of $3.00 per share. The tender offer expired at 12:00 midnight, New York City time, on June 29, 2012.

Based on the preliminary count by American Stock Transfer & Trust Company, the depositary for the tender, approximately 600,106 shares of common stock were properly tendered and not properly withdrawn. All such shares purchased in the tender offer will be purchased at the same price of $3.00 per share. As such, Empire Resources has accepted for purchase all of the shares tendered for a total cost of $1,800,318, excluding fees and expenses related to the tender.

Following consummation of the tender offer, Empire Resources expects to have approximately 8,594,819 shares of common stock outstanding.

The number of shares tendered and not withdrawn is preliminary and is subject to verification by the depositary and to the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures). The actual number of shares validly tendered and not withdrawn will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted under the tender offer.

Investor questions concerning the tender offer may be directed to the information agent, D.F. King & Co., Inc., at (800) 488-8035.

About Empire Resources, Inc.

Empire Resources, Inc. is a distributor of a wide range of semi-finished metal products to customers in the transportation, automotive, housing, appliance and packaging industries in the U.S., Canada, Brazil, Australia, New Zealand and Europe. It maintains supply contracts with mills in various parts of the world. For additional information about Empire Resources, Inc., please visit http://www.empireresources.com.

Forward-Looking Statements

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks include, but are not limited to, the ability of the company to grow internally or by acquisition and to integrate acquired businesses, not being able to improve operating margins and efficiencies, changing industry and competitive conditions, and other risks referred to in the Company’s publicly available statements and periodic reports.